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                            May 23, 2022

       Alea A. Kleinhammer
       Chief Financial Officer
       ENDI Corp.
       1806 Summit Ave, Ste 300
       Richmond, VA 23230

                                                        Re: ENDI Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed May 9, 2022
                                                            File No. 333-262505

       Dear Ms. Kleinhammer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?, page 5

   1. Refer to your response to comment 11. Please revise the first column of the table here and the organizational
chart on page 10 to clearly disclose both the voting and economic percentages of each
group.
       The Business Combination
       Background of the Business Combination, page 29

   2. Refer to your response to comment 18. Please revise the Background of the Business
 Alea A. Kleinhammer
ENDI Corp.
May 23, 2022
Page 2
         Combination section to disclose the valuation of ENDI and CBA and expand your disclosure related to the negotiations regarding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David
         Sherman   s employment agreement, the Services Agreement and the
Additional Purchase
         Subscription Agreement, so that investors understand how the consideration and the terms of the ancillary agreements were negotiated and eventually agreed upon.
ENDI's Reasons for the Business Combination; Recommendation of the Board of Directors, page
34

3. Refer to your response to comment 8. Please revise here and in your questions and answers sections to clarify why the board of directors considered New Parent's management structure and ownership structure immediately following the Business
         Combination to be beneficial, including the reasons why the Enterprise Diversified board of directors considered (i) the CBA's ability to elect a majority of the board to be beneficial to the shareholders of Enterprise Diversified and (ii) the employment agreement with David Sherman to be beneficial to Enterprise Diversified.
Opinion of Financial Advisor
Financial Analysis
Valuation of CBA, page 36

4. We note your response to comment 20. Please revise to include the financial projections provided to Empire from CBA. In this regard, we note that you have provided a summary of the financial projections.
5. Refer to your response to comment 21. Please revise this disclosure to clarify the projection period for each of the total assets under management, total revenue from existing funds, total revenue from future funds, pre-tax income from existing funds and pretax income from future funds.
Market Approach, page 37

6. Refer to your response to comment 21. Please revise to disclose quantitative information regarding the multiples used in the analysis, for example the minimum, mean, median and maximum for the EV to trailing-twelve month AUM, EV to projected 2022 EBITDA and
         EV to projected 2023 EBITDA.
Reasonableness Test, page 37

7. Refer to your response to comment 21. Please disclose the closing dates and the merger
FirstName LastNameAlea A. Kleinhammer
       parties of the Guideline Transactions used for these analyses as well as any omitted
Comapany    NameENDI
       transactions.     Corp. please disclose the enterprise values calculated
in the analysis of
                      In addition,
May 23,implied  multiples.
         2022 Page   2
FirstName LastName
 Alea A. Kleinhammer
FirstName
ENDI Corp.LastNameAlea A. Kleinhammer
Comapany
May        NameENDI Corp.
     23, 2022
May 23,
Page 3 2022 Page 3
FirstName LastName
Valuation of Merger Consideration, page 37

8.       Refer to your response to comment 21. Please disclose the "various
VWAP
         calculations" and how Empire used those to determine the total fair market value of the consideration available to CBA. Also, state, if true, that this does not include the value of the Class B Shares and Warrants, and disclose the fair market value of the consideration of the Class A Shares to be issued and the warrants to be issued. To the extent that there are no calculations that include the value of the Class B Shares, please disclose.
Assets Under Management, page 76

9. Refer to your response to comment 24. Please revise to identify the material investment strategies/funds for which you do not include benchmark or performance information and disclose information similar to that included in the response to explain why this information is not disclosed.
        You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at
202-551-3859 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:      Matthew Mamak